Liquid Media Partners with Vuulr in Strategic Content Marketplace Deal to Leverage Liquid’s Entertainment Solutions and Supply Chain Engine

Vancouver, British Columbia – June 23, 2022 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), an entertainment company empowering independent producers and content creators, today announced the signing of a strategic partnership with Vuulr, a global B2B digital content marketplace for the acquisition and distribution of film and TV rights. The landmark agreement with Vuulr is the first to leverage the Company’s full-service offering, which integrates Liquid’s portfolio companies and partners through their network of services.

Vuulr recently announced a deal with BBC Studios that will see 3,000+ titles, including Top Gear and The Great British Bake Off, join the digital rights marketplace. In addition, Jeffrey Schlesinger, former President, Warner Bros Worldwide Television Distribution, is investing in Vuulr along with former colleagues Barry Meyer, ex-Chairman and CEO of Warner Bros, and Ed Romano, former CFO and Vice Chairman of Warner Bros.

“With Liquid set to provide significant services to Vuulr via our entire family of companies, the deal represents significant revenue streams across all phases of our business. This demonstrates the opportunity that exists with our full lifecycle solution,” said Joshua Jackson, Chairman of Liquid Media. “Further, Vuulr opens doors to new monetization opportunities for independent filmmakers in our Projektor content ecosystem.”

LIQUID MEDIA GROUP
INTELLIGENCE & ANALYSIS
FINANCING & DE-RISKING
TECH & INFRASTRUCTURE
DISTRIBUTION & MONETIZATION
slated
digital cinema united
iGEMS
INDIEFLIX
FILMOCRACY
PROJEKTOR
SLIPSTREAM

Figure 1: Multi-touch approach to drive Vuulr’s buyers and sellers via Liquid’s portfolio companies.

“As the operator of the largest B2B Film & TV Content marketplace, Vuulr supports independent filmmakers by democratizing the access to distribution with its ‘free to list, pay on success’ filmmaker-friendly business model. Through Vuulr, independent filmmakers have access to over 7,500 buyers and distributors globally,” said Ian McKee, CEO and Co-Founder of Vuulr. “We are delighted to be working with Liquid to address some of the other friction points in the life of a filmmaker, from funding to fulfillment in conjunction with Liquid’s businesses and partners.”

Marketplace services provided to Vuulr by Liquid are scheduled to include content evaluation in partnership with Liquid’s data and analytics, including its partnership with Slated, fulfillment servicing with Digital Cinema United, festival promotions via iGems and Liquid’s Filmocracy partnership. Liquid will also be listing hundreds of titles from independent content creators from its Projektor and Slipstream catalog on Vuulr, supported by Liquid’s theatrical and content licensing sales team.

The partnership agreement calls for Liquid to offer alternative funding opportunities to Vuulr’s sellers and buyers through integration into the content financing marketplace so that Vuulr projects can be financed via traditional and Web3 crowdfunding.

Furthermore, iGEMs, Liquid and Vuulr are partnering on a number of initiatives to create marketplaces that enable initial sales opportunities for indie filmmakers participating in festivals as well as those coming off the festival circuit, an example of which can be seen at igemspro.vuulr.com.

“Liquid is excited by the considerable potential of this agreement with Vuulr, and the complementary services across companies,” added Jackson. “We look forward to the value that it and future partnerships are expected to add for shareholders and the global independent film community.”

About Vuulr

Vuulr is a global online content marketplace for film and T.V. rights that connects over 15,000 Buyers and Sellers (including Studios, Indies, Production Houses and Distributors) worldwide, 200,000 hours of content listed, providing them with a platform to source, evaluate, negotiate and transact directly and securely online.

Regardless of time zone or geography, buyers have the opportunity to access an always-on diverse selection of mainstream and niche content that appeals to their audiences’ global appetite.

The company also champions budding, independent filmmakers by giving them an opportunity for their work to be discovered by buyers worldwide. Vuulr aims to slash the cost, effort and time involved in doing transactions for the industry e.g. licensing transactions on Vuulr close, on average, in 10 days. Learn more at www.vuulr.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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pg@liquidmediagroup.co

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